THE CAMECO ADVANTAGE
Driven to succeed
CAMECO 2008 BUSINESS REVIEW

OUR PROFILE With sustainable global investments, the capacity to meet rising energy demand and the drive to secure abundant reserves to fortify the company as the strongest uranium mining entity in the world, Cameco is driven.
Driven by Demand
Cameco is responding to a growing need for energy with uranium products that generate clean electricity in nuclear power plants worldwide, including North America’s largest plant in Ontario.
Driven by Growth
Controlling ownership of the world’s largest high-grade reserves and low-cost operations drives the company’s competitive position. This access to abundant energy reserves is what fuels Cameco’s future.
Driven by Potential
Focusing on the future, the company is building a platform for development. As a significant supplier of fuel services, Cameco continues to look for opportunities to leverage this position into additional aspects of the nuclear fuel cycle.
Cameco — a Canadian company — is the world’s largest uranium producer and a leading supplier of conversion services. The company is traded on both the TSX and NYSE.
02 Letter from the Chair 18 Strong Supply 04 Message to Shareholders 19 Financial Strength 14 Objectives, Goals and Results 22 Directors and Officers 16 Fuelling the Future 24 Five-Year Financial Summary

THE WORLD IS DRIVEN BY ENERGY
Energy consumption is growing. More people and a higher standard of living mean potentially more greenhouse gases. Safe, clean energy that both protects the environment and powers the planet is crucial. And nuclear is poised to play a role in the energy solution.
Nuclear is recognized as a sensible clean-energy option. People, policy- makers and some prominent environmentalists are recognizing the many benefits of nuclear. They’re all driven to use this safe and valuable energy as part of the world’s energy mix.
Uranium is available, accessible and cost-effective. Active exploration will ensure a long-term reliable supply. Cameco’s abundant uranium reserves and leading production position are meeting global demand, which is fuelled by more nuclear power plants than ever.
Cameco is driven to fuel the world.
Note: This document, which includes certain excerpts from Cameco’s audited financial statements is intended as a summary of Cameco’s business and does not contain complete information. For complete information, and before making any investment decisions, see our annual information form, audited financial statements and notes, management’s discussion and analysis (MD&A) and other materials, which are available on SEDAR (sedar.com) and on our website (cameco.com). For complete audited financial statements and notes, and related MD&A, visit our website at cameco.com.
Caution Regarding Forward-Looking Information
Statements contained in this business review that are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences containing words such as “will”, “promise”, “remain”, “estimate”, “should”, “strive”, “fulfil”, “expected”, “forward”, “position” and “annually”, and the negative of these words, or variations of them, are all indicative of forward-looking information and statements.
The forward-looking information and statements included in this business review are subject to material risk factors that could cause actual results to differ materially, and are based upon a number of material assumptions which may prove to be incorrect. For example: our statement that active exploration will ensure a long-term reliable supply of uranium assumes that our exploration efforts will be successful, and is subject to the risk that we are unable to obtain economically viable sources of supply; our comments regarding increasing global electricity demand and future demand for our products and services assume the continuing development of new nuclear generation capacity, and are subject to the risk that greater demand develops for alternative products and services; the estimated dates for resumption of production at Cigar Lake and UF6conversion operations at Port Hope assume that we will be able to accomplish the necessary steps by those dates, and are subject to the risk that planned work cannot be completed within that time frame, or that other events occur causing further delays; our production estimates for 2008 assume that forecast production levels can be achieved, and are subject to the risk of natural disasters or other occurrences delaying, reducing or suspending production; the statements regarding the ability of our facilities to continue to operate efficiently for many decades are subject to the risk of production delays or suspension, and assume that our planned upgrading investments are successful; our expectations regarding increases in production levels from our existing resource base, new discoveries and acquisitions are subject to the risk that we will not be able to increase those levels, and assume that we will be successful in fully utilizing our existing resource base, making new discoveries and completing desirable acquisitions; our plans to enter the enrichment business assume that we will have the appropriate opportunity to do so, and are subject to the risk that we will not be able to enter that business, or enter it successfully; and our expectations for Cameco in 2008 regarding the resolution of issues and challenges that confronted us in 2007, the transition of the McArthur River mine to a new area, revitalization of the Key Lake and Rabbit Lake mills, production at the Eagle Point mine, the expansion of our mines in Nebraska and Wyoming, the commencement of commercial production at Inkai, the dewatering of the Cigar Lake mine, the resumption of UF6 production at Port Hope, the return to normal operations at the Blind River refinery and continuing normal operations at the Zircatec manufacturing facilities in Port Hope and Cobourg are all based upon the assumption that our current plans can be implemented as anticipated, but are subject to the risk of delays, natural disasters or other unforeseen occurrences. There may be other material risk factors and assumptions that cause actual results to vary materially from the forward-looking information and statements included in this business review. See our annual information form and MD&A, including the sections in them titled “Caution Regarding Forward-Looking Information and Statements.”
The forward-looking information and statements contained in this business review represent management’s views as of March 7, 2008 and should not be considered current as of any subsequent date. While we anticipate that subsequent developments may cause our views to change, we specifically disclaim any obligation to update our views except to the extent required by applicable securities laws. This forward-looking information is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

Driven by
responsibility
LETTER FROM THE CHAIR
MARCH 7, 2008 Cameco’s resilience as a business organization was clearly evident in 2007.
We experienced volatility in our markets and significant challenges at several of our operations that impacted the confidence of our shareholders and other stakeholders. As chair of the board of directors, I am proud of the corporation’s strong response and cohesiveness during a difficult year. While addressing these challenges, we were also able to make progress on our long-term goals of building shareholder value and strengthening the corporation to take advantage of emerging opportunities.
During 2007, the operations management group was restructured to sharpen focus on key priorities and enhance accountability. We undertook an intensive effort to achieve behavioural and cultural change across the corporation to strengthen our safety and quality management systems. Our exploration effort was expanded to leverage Cameco’s leadership position and strengthen our base of reserves for the future. And we delivered excellent financial performance, recording our sixth consecutive year of record adjusted net earnings and revenues.
Sound corporate governance provides stability and sustained focus on key priorities. Cameco complies with the corporate governance standards of the Toronto Stock Exchange (TSX), the requirements of the US Sarbanes-Oxley Act, and the New York Stock Exchange (NYSE) corporate governance standards applied to foreign private issuers. The corporate governance practices followed by Cameco are substantially the same as those applied to US domestic corporations listed on the NYSE.
Cameco’s board continues to review and improve its governance system to ensure we follow best practices and meet changing investor and market expectations. In 2006, we adopted several measures to enhance board focus and accountability, including limiting the number of other corporate boards on which Cameco’s directors may sit, and adopting a majority voting policy. In 2007, the board’s emphasis shifted to providing additional support and oversight on operational matters. The reserves oversight and safety, health and environment committees are monitoring implementation of improvements to the corporation’s risk assessment and quality management systems, and the entire board is hearing more frequent updates from senior executives responsible for operations to ensure continued progress.
A key responsibility of the board is to ensure that Cameco has a management team with the integrity, ability and experience to fulfil the corporation’s vision to be a dominant nuclear energy company. The nuclear industry is unique in its technical, regulatory and financial complexity and requires uniquely qualified executives. We believe Cameco has an exceptional management team and the board has full confidence in them. The team performed exceedingly well under challenging circumstances during 2007, making significant advances in the priority areas of restructuring and strengthening our management and operating systems, and entrenching a pervasive safety culture across the company. To ensure continued progress, we renewed the contract of president and chief executive officer Jerry Grandey during 2007 and added seasoned nuclear industry executive Tim Gitzel as chief operating officer.
We remain optimistic about the business environment for nuclear energy and Cameco’s prospects. With the increasing urgency to address greenhouse gas emissions, nuclear energy is widely recognized as a critical component

SHARE PRICE
(TSX $/share)
Cameco’s share price closed at $39.57 in 2007.
of the solution to global environmental problems. Progress toward construction of new nuclear generation capacity continues around the world, promising healthy markets for Cameco’s products and services for decades to come. While the uranium spot price peaked at $136 per pound during June 2007 and then retreated, the long-term price remained steady at $95 and the fundamentals remain solid. To reflect our optimism, the board decided to reward investors with a further dividend increase of 20% for 2008, our fifth increase in the past six years.
Cameco entered 2008 with a clear strategic plan, renewed focus and the energy to face challenges and develop opportunities for the long-term benefit of our shareholders. The corporation is sure-footed in our commitment to sustainable operations and integrity in management and governance. The corporation is positioned for continued growth and our prospects remain robust.
For the efforts of Cameco’s committed employees around the world, and the continued support of our shareholders during 2007, I extend my thanks.
VICTOR J. ZALESCHUK
VISION
Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
MISSION
Our mission is to bring the multiple benefits of nuclear energy to the world. We are a global supplier of uranium fuel and a growing supplier of clean electricity.
We deliver superior shareholder value by combining our extraordinary assets, exceptional employee expertise and unique industry knowledge to meet the world’s rising demand for clean, safe and reliable energy.
The key measures of our success are a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance.
VALUES
Safety and Environment
The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.
People
We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest, we achieve the strong relationships we seek.
Integrity
Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.
Excellence
We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

JERRY GRANDEY, PRESIDENT & CEO

CASH FROM OPERATIONS

($ millions)
800
600
400
200
0
278
418
801
2005
2006
2007

JERRY GRANDEY, PRESIDENT & CEO
“We are a company that is focused on performance and driven to improve in every area of our operations.”
CASH FROM OPERATIONS ($ millions)
Cameco’s cash from operations increased 92% from 2006, setting a new company record.

     We are driven to improve
MESSAGE TO SHAREHOLDERS | WHAT IS CAMECO DOING TO ELEVATE ITS GAME?
MARCH 7, 2008 Winning organizations like Cameco constantly strive to improve their game. We never forget that we are in a highly competitive world where the competition gets stronger, stakeholder expectations rise and attractive opportunities must be seized.
More than three years ago, Cameco embarked upon a leadership development strategy specifically designed to challenge leaders at all levels of the organization to sharpen their skills, embrace a common culture and develop other leaders. The program, which continues, has been a great success and was recently recognized by the Canadian Society for Training and Development with its Silver Award for Training Excellence. More than 96 senior leaders have entered the 18-month leadership development program and another 86 of our front-line supervisors and managers have commenced a leadership essentials program tailored to their leadership needs.
And while the leadership programs have certainly raised the level of our game, we know that improvement must come in other areas as well. The challenges we faced in 2007 demonstrated that our commitment to excellence was not consistently achieved throughout the organization. For this reason, we refocused our activities on only the most important objectives. We redoubled our insistence upon a broadly defined “safety culture” where a questioning attitude and innovation are recognized and appreciated, and where risks and opportunities for improvement are debated and addressed, all the while striving for continual improvement.
We recruited more talent and reorganized our operations to better define roles and accountabilities and then insisted upon top performance. Support functions put aside “nice to have” projects and aligned their activities to reinforce the refocused operational objectives. Our employees and teams were asked to hold themselves accountable and to hold others accountable, as well, without making or taking it personally.
Employee feedback has shown that some Cameco sites suffer from lower engagement scores, and collaborative efforts are underway to address specific issues without detracting from main objectives. On a corporate-wide basis, we have enhanced our communications about what is expected and, for the first time, reported the package of competitive benefits that Cameco provides its employees, referred to as “total rewards.” Our compensation programs have been redesigned to emphasize individual and team performance and to recognize and reward high performance. Moreover, the emphasis on being a high-reliability organization in everything we do has become a constant theme communicated throughout the organization.
We know, too, that we must continue to seek environmental leadership in all of our activities. Accordingly, we created an environmental leadership department, supported by a new technology and innovation group. After lengthy consultations with our various operating sites, ambitious long-term goals were established in five areas (air, water, land use, energy consumption and waste). Intermediate targets were identified and the company committed to support the environmental leadership agenda, measure performance and hold itself accountable. Only in this way will nuclear technology be seen to be environmentally friendly with only minimal and temporary impacts on the planet.
As would be expected, the effort to raise the level of our game has been broad-based. It is a commitment that must continue, for we know that in our competitive environment, the quest to elevate our game will never end.

MESSAGE TO SHAREHOLDERS | WHAT ISSUES IS CAMECO DEALING WITH?
The past year, 2007, was a difficult year for Cameco and its stakeholders. We continued with the remediation of the flooded Cigar Lake mine and, by year end had established the plug and the seal that effectively isolated the underground workings from the water inflow area. Extensive geological, geophysical and modelling work has been done to better understand subsurface structures and any associated risks, all in anticipation of dewatering the mine and commencing mine rehabilitation. Simultaneously, we worked diligently to make sure that our management systems and safety culture are up to the challenges we will face as this technically difficult, but extraordinarily valuable property is brought into production. Our best estimate for accomplishing this milestone remains 2011 at the earliest.
“We are working diligently to ensure our management systems and safety culture are up to the challenges we will face as we bring Cigar Lake into production.”
In July of last year, we discovered signs of uranium in the soil beneath our Port Hope UF6 plant while conducting maintenance work. We immediately embarked upon an investigation to determine the extent of the contamination. Importantly, once we determined that the contamination had spread, we initiated a community consultation process to assure full transparency. To stop further contamination from occurring, we ceased operations and our employees and consultants developed a remediation plan for regulatory approval and implementation early in 2008. The plant should resume UF6 conversion operations in the third quarter of 2008 at the earliest.
The Port Hope curtailment of operations also had ramifications for the Blind River refinery that operated intermittently through the year. The facility took advantage of the periodic downtime to perform upgrades and non-routine maintenance.
Last year was our year for leaks and, in late November, Rabbit Lake experienced a water inflow. A balance between inflow and mine pumping capacity was quickly established. However, as a precautionary measure, mine production was delayed until the inflow could be stopped
Cameco’s Port Hope conversion facility will enhance its environmental systems during 2008.

and an adequate margin of pumping capacity re-established. Through hard work and a large dose of ingenuity, a decades-old unplugged exploration drill hole was identified as the source of the inflow. Once found, site personnel plugged the hole and resumed production operations well ahead of schedule. Rabbit Lake should produce this about 3.6 million pounds of U3O8 this year and has now identified additional reserves for an extended mine life, ameliorating some of the delayed production from Cigar Lake.
Our efforts to advance commercial production of the Inkai deposit in Kazakhstan also faced challenges when local supplies of sulphuric acid failed to keep pace with regional mine development. By the end of 2007, alternate sources were identified and early this year we began the process to give the Inkai project the acid needed to facilitate commercial production.
“We will continue to seize opportunities that have the potential of adding significant value to Cameco.”
While we started down the road of addressing our operational issues, we also remained focused on growth. High market valuations have made this difficult, as we remain committed to creating shareholder value, not destroying it. Nevertheless, we concluded, in 2007, a number of strategic alliances with companies holding highly prospective ground for uranium deposits. We will continue to seize opportunities that have the potential of adding significant value to Cameco.

FINANCIAL HIGHLIGHTS			■ NEW RECORD

$ millions except per share amounts	2007	2006	change
Revenue	2,310	1,832	26%
Net earnings	416	376	11%
Earnings per share — diluted	1.13	1.02	11%
Cash provided by operations	801	418	92%
Cash flow per share	2.28	1.19	92%
Adjusted net earnings[1]	603	274	120%
Average uranium (U3O8) spot price for the year ($US/lb U3O8)	99.29	49.60	100%
Average realized uranium price for the year
$US/lb U3O8	37.47	20.62	34%
$Cdn/Ib U 3O8	41.68	24.72	69%
Average Ontario electricity spot price ($/MWh)	48	46	4%
Average realized electricity price ($/MWh)	52	48	8%
Average spot market gold price for the year ($US/oz)	696	602	16%
Average realized gold price for the year ($US/oz)	691	597	16%
Weighted average number of paid common shares (millions)	351.2	351.2	0%
Net debt to capitalization	18%	12%	50%

Production (Cameco’s share)
Uranium concentrates (million lbs U3O8)	19.8	20.9	(5%)
Fuel services (million kgU)[2]	12.9	15.4	(16%)
Electricity generation (TWh)	8.0	8.2	(9%)
Gold (thousand oz)[3]	555.4	586.4	(5%)

[1]	Net earnings for the year ended December 31, 2007 have been adjusted to exclude charges of $59 million ($0.16 per share diluted) related to the stock compensation transition to cash settlement and $153 million ($0.41 per share diluted) related to the restructuring of Centerra, as well as a $25 million ($0.07 per share diluted) recovery of taxes due to tax legislation changes enacted by the federal government. Net earnings for the year ended December 31, 2006 have been adjusted to exclude $73 million ($0.19 per share diluted) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments as well as $29 million ($0.08 per share diluted) in net earnings related to a gain on sale of our interest in the Fort a la Corne joint venture. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

[2]	Includes toll conversion supplied by Springfields Fuels Ltd.

[3]	Represents 100% of production from the Kumtor and Boroo gold mines.

Note: All dollar amounts expressed in Canadian dollars, unless otherwise noted.

MESSAGE TO SHAREHOLDERS | WILL CAMECO’S PRODUCTION PROFILE REMAIN COMPETITIVE?
Unequivocally! This year Cameco celebrates its twentieth anniversary. Since the company’s creation we have concentrated on developing and acquiring low-cost, geographically diverse production assets. Today we have mining operations in Canada, the US and Kazakhstan, with fuel service facilities owned in Ontario, Canada and under contract in the UK. Two new mines are under development and all of our facilities are planning significant investment to help them remain efficient for many decades. Our significant uranium reserve and resource base in multiple locations provides flexibility and allows us to respond to our customers’ long-term requirements.
With the renewed interest in nuclear energy as a secure, safe and long-term source of clean electricity, we know that many of our customers will build new plants. Moreover, many new customers will be created in countries turning for the first time to nuclear for their energy requirements. Cameco’s existing resource base will allow us to respond to this growing demand, and we are targeting to increase our production from existing assets by approximately 80% by 2016. Nevertheless, we must look beyond our significant resource base and plan many decades into the future.
Our exploration expenditures have increased significantly each year over the past four years, with a particularly aggressive expansion in our global search. Exploration is a long-term business, and Cameco is well situated with highly prospective land in many areas of the globe, including Canada, the US, Australia and South America. Additional prospects are being pursued in Russia and Africa. Recognizing that we can’t be everywhere, we have established a number of strategic alliances with smaller uranium exploration companies that have prospective ground and good technical expertise. Over time, we expect new discoveries will be made that will provide competitive production to service our customers’ long-term requirements.
“Our geographically diverse and significant reserves base provides flexibility and allows us to respond to our customers’ long-term needs.”
Acquisitions will provide additional production growth for Cameco much as they did in the late ‘90s and early part of this decade. More recently, opportunities have been limited and it has been difficult to see how the few that have been identified could add value. Nevertheless, circumstances change, and when the right opportunity is identified, Cameco will be active — focusing on resources that provide additional diversity and production that promises to be meaningful in size as well as cost competitive.
Finally, we remain committed to providing additional value to our customers through our refining, conversion and fuel manufacturing segments. In the last few years, we have expanded our fuel services capacity and have begun to invest heavily in facility renewal. We have also initiated a feasibility study on a new conversion plant to be built in partnership with our Inkai project partner, Kazatomprom. And when the right opportunity presents itself, we will enter the enrichment business as a means of providing additional service to our customers and value to our shareholders.
WORLD ELECTRICITY GENERATION
Source: World Nuclear Association
Nuclear is the world’s third largest source of electricity at 16%.

As part of Cameco’s exploration strategy, the company is expanding into new areas. In 2007, Garth Drever (right), together with our joint venture partners, was part of a project strategy team that visited a prospective uranium exploration area in Gabon, Africa.

“The uranium and other be produced sustainably, while meeting the guidelines set out by our four measures of success.”

Cameco is committed to preserving the natural beauty surrounding our operating sites. We analyze more than 200,000 parameters in water samples annually to better understand how our operations interact with the environment as part of our long-term environmental management systems.

MESSAGE TO SHAREHOLDERS      |      WHAT DOES RESPONSIBILITY MEAN TO CAMECO?
Cameco’s vision — to be a dominant nuclear energy company producing uranium fuel and generating clean electricity — must be pursued in a way that makes the world a better place. This simple statement is underpinned and guided by our mission and values and by our four measures of success.
To begin with, we have a paramount responsibility to serve the needs of our many valued customers in an atmosphere of mutual respect. The uranium and other products we sell and deliver must be produced sustainably, while meeting the guidelines set out by our four measures of success: a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance.
Take for example Cameco’s responsibility to provide a safe and healthy working environment for our employees, contractors and guests. Our efforts have produced strong safety records among our employees and contractors, resulting in accident and incident rates that are among the best in the industry. But we know we can do better, and we strive to continually improve in all areas of employee health and safety.
Another example is our commitment to a clean environment — here Cameco has embraced the goal of achieving environmental leadership. In 2007, we set aggressive targets, both intermediate and long term, to radically reduce our impact on air and water quality, land use, energy consumption and waste. Only through such behaviour will nuclear energy be seen by the public as the best option for generating the baseload electricity that modern society requires.
Supportive communities are also essential if we are to maintain and grow our operational base. Our responsibility is to make sure that the benefits of our success are shared with the communities in which we operate and from which we draw our employees. For many years, Cameco has made substantial investments in all of our impacted communities through education, infrastructure development, capacity building and philanthropy. Our relationships are on a solid foundation, but we must improve the model we have developed and diligently pursued over the years.
With respect to the fourth measure, outstanding financial performance, Cameco has stepped up to its responsibility. Last year saw record revenue, cash flow and adjusted net earnings. And while our share price suffered from volatility in response to operational challenges and general market dynamics, performance over the last three years ranked among the best of our peer group. In recognition of our confidence and expectations for robust future revenue and cash flow, we initiated and executed a share repurchase program that returned more than $400 million to our shareholders. The creation of shareholder value will continue to guide our decision making in the same way it has since the creation of Cameco 20 years ago.
We have other stakeholders, as well, to whom Cameco has responsibility. These include our employees, regulators, elected officials and the general public. Our duty here is best summarized by our values of excellence, integrity, people, and environment and safety. We strive to provide a rewarding workplace for our employees that challenges them to grow and recognizes their achievements. By pursuing the goal of excellence in our operations, we hope to ease the task of our regulators allowing all of us to focus on the more important risks inherent in our activities. And, for the general public and elected officials, we need to live up to our many responsibilities to be good stewards of the opportunities given to us as we fulfil our mission to deliver the multiple benefits of nuclear energy to the world.
2007 WORLD URANIUM PRODUCTION*

*	Cameco estimate, totals may differ due to rounding
Cameco’s share of world uranium production was comparable to other years at 19.8 million pounds. The company plans to produce 20.6 million pounds in 2008.

MASSAGE TO SHAREHOLDERS      |      WHAT CAN WE EXPECT FROM CAMECO IN 2008?
“In 2008, our in situ recovery mines in Nebraska and Wyoming will pursue production expansion plans.”
Cameco entered 2008 with great momentum. Many of the issues and challenges that confronted us in 2007 will be resolved or on their way to resolution, and our plans will be one step closer to reality.
More specifically, our McArthur River mine will be making the transition from the mining area of the past nine years to a new area that promises to sustain operations for many years to come. This transition itself has challenges, but our people have been working hard to address them and make the move as seamless as possible. The Key Lake mill will begin to see significant investment as we implement plans for revitalization. Similar plans will be pursued at the Rabbit Lake mill with the expectation that the two mills will provide services to Cameco and others well into the future. And, speaking of Rabbit Lake, the Eagle Point mine, with added reserves and the potential for more, will continue to produce significant quantities of low-cost uranium for a number of additional years.
Our in situ recovery (ISR) mines in Nebraska and Wyoming will pursue their expansion plans, and the Inkai mine in Kazakhstan will enter commercial production, celebrate this achievement and begin its rampup to full production.
Remediation of the Cigar Lake mine will accelerate as dewatering occurs in 2008. Once the mine is dry, we will be able to survey the underground workings for damage and develop a better estimate for production startup.
On the fuel services side of the business, UF6 production will resume at Port Hope. Remediation activities are well underway following the soil contamination discovery that led to the plant shutdown in July of 2007. No health, safety or significant environmental damage resulted from this unfortunate event. The UF6 plant shutdown also affected the Blind River refinery and it will resume normal operations when the Port Hope UF6 facility is once again operational. Throughout this, the Port Hope UO2 conversion plant operated well and should continue in this steady state mode through the year. The same is expected of our Zircatec manufacturing facilities in Port Hope and Cobourg.
Cameco’s exploration division had a number of successes in 2007 and will carry the momentum into this year with focus on the Virgin River, Cree Extension and Dawn Lake projects in northern Saskatchewan. The strategic alliances formed with a number of uranium exploration companies over the past few years have advanced to the drilling stage and are beginning to produce interesting results that validate the model we have been pursuing.
For the corporate office in Saskatoon, we will continue to service our internal and external customers, support an expanding production base and pursue growth opportunities that add significant value. Of equal importance, Cameco’s Minneapolis and European offices will continue their remarkable record of underpinning our future with a solid portfolio of long-term contracts. As we look forward, we see that Cameco is fully committed for the next several years, providing a solid base from which to grow.
ADJUSTED NET EARNINGS*
($ millions)
Cameco’s adjusted net earnings increased 120% from 2006, setting another financial record.

*	Net earnings for the year ended December 31, 2007 have been adjusted to exclude charges of $59 million ($0.16 per share diluted) related to the stock compensation transition to cash settlement and $153 million ($0.41 per share diluted) related to the restructuring of Centerra as well as a $25 million ($0.07 per share diluted) recovery of taxes due to tax legislation changes enacted by the federal government. Net earnings for the year ended December 31, 2006 have been adjusted to exclude $73 million ($0.19 per share diluted) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments as well as $29 million ($0.08 per share diluted) in net earnings related to a gain on sale of our interest in the Fort a la Corne joint venture. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Senior geologist Wade Beins examines drill cuttings at Cameco Resources Crow Butte operation in Nebraska. This operation uses the environmentally friendly in situ recovery (ISR) process.

OBJECTIVES, GOALS AND RESULTS
VISION Cameco will be a dominant
nuclear energy company producing
uranium fuel and generating clean
electricity.

2007 OBJECTIVES
GOAL     |     Safe, Healthy and Rewarding Workplace
Strive to achieve no lost-time injuries at all Cameco-operated sites and maintain a long-term downward trend in employee and long-term contractor injury frequency and severity.
Expand leadership development to front-line supervisors to instil the company’s leadership competencies and to ensure that, over time, Cameco’s level of employee engagement shows improvement.
GOAL     |     Clean Environment
Incur no significant environmental incidents at any Cameco-operated sites and, at a minimum, establish a downward trend in the frequency and severity of environmental incidents.
Develop and begin implementing strategies and action plans at all of Cameco’s business operations to significantly reduce impacts to air, water, and land, and to decrease the consumption of energy.
GOAL     |     Supportive Communities
Procure at least 70% of services for the Saskatchewan minesites from northern businesses.
GOAL     |     Outstanding Financial Performance
Pursue additional growth opportunities in the nuclear fuel cycle.
Dewater the Cigar Lake mine, and resume mine development after obtaining necessary regulatory approvals.
Advance the evaluation and development of alternative mining methods, such as boxhole boring, jet boring and ISR, to attain strategic uranium production targets.
Continue to advance and expand exploration activity to ensure timely replacement of reserves.

2007 RESULTS		2008 OBJECTIVES

GOAL | Safe, Healthy and Rewarding Workplace

•	Cameco’s year-end combined lost-time frequency for employees and long-term contractors was below target at 0.7 per 200,000 hours worked (vs. target of 0.8). Year-end severity was also lower than target. Results were achieved with two large construction projects underway at Cigar Lake and Inkai.	•	Strive to achieve no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in the combined (employee and contractor) injury frequency and severity, and radiation doses.

•	Three leadership essentials training programs were successfully initiated during 2007. Group five of the leadership development program also commenced in June of 2007. Cameco believes these programs are an important investment in human capital and improving employee engagement.	•	There is no specific leadership target for 2008. The program has been integrated and is now part of ongoing activities.

GOAL | Clean Environment

•	The total number of environmental incidents in 2007 was 22, higher than last year’s total of 19 and higher than the long-term average of 17. The most significant environmental incident was the discovery of soil and groundwater contamination at Port Hope. All other incidents were deemed to have low environmental consequence.	•	Incur no significant environmental incidents at any Cameco-operated sites and, at a minimum, establish a downward trend in the frequency and severity of environmental incidents.

•	Cameco established an environment leadership steering committee and developed a project charter. Work also began on environmental leadership scorecards for all business locations to improve and enable consistent monitoring, tracking and reporting on progress.	•	Integrate environmental leadership into corporate managements systems, major projects and key corporate programs. Establish key performance indicators in the five performance areas and continue to develop a system to measure, track and report performance.

GOAL | Supportive Communities

•	Cameco purchased 71% of services for the Saskatchewan minesites from northern businesses, excluding specialized drilling services related to remediation of Cigar Lake.	•	Build awareness of and support for Cameco in the communities impacted by our operations through community relationships and/ or business development programs. Expand and establish a benchmark corporate trust rating in communities impacted by our ISR operations in the US and Kazakhstan.

		•	Develop and implement a corporate office recruitment strategy to increase the employment of Aboriginal people. Begin to implement a multi-year strategy aimed at increasing the recruitment and retention of a northern Saskatchewan workforce.

GOAL | Outstanding Financial Performance

•	Cameco continued to monitor and advance potential opportunities in the nuclear fuel cycle that meet our risk and reward profile. As of year end, no economically attractive opportunities were concluded.	•	Pursue additional growth opportunities in the nuclear fuel cycle.

•	The main focus of 2007 was to install a concrete plug to seal off the inflow a - more time-consuming task than originally anticipated. This was completed by year end and the next major milestone is dewatering the mine. Cameco also received a two-year construction licence extension from the CNSC.	•	Produce 20.6 million pounds of U3 O8.
		•	Achieve uranium sales targets of between 31 million to 33 million pounds U3O8.
•	Development of a pilot boxhole boring machine is progressing well at McArthur River.
		•	Dewater the Cigar Lake mine, begin underground remediation and continue the development of surface facilities and infrastructure.
•	During 2007, Cameco advanced existing projects in the Athabasca Basin, Mongolia and Australia. We also expanded into new areas within Canada and to Russia, Gabon, Paraguay, Peru and Guyana through new projects, joint ventures, strategic alliances, and equity investments.

		•	Restart the Port Hope UF6 plant by the third quarter at the earliest.

		•	Continue brownfield exploration efforts to identify additional McArthur River and Rabbit Lake/Eagle Point reserves and expand greenfield exploration in prospective basins. Advance the development and assessment of the Millennium and Tamarak uranium deposits.

NUCLEAR      |      FUELLING THE FUTURE
GROWING OUR RESERVE BASE
Uranium exploration now underway around the world will fuel the global resurgence of nuclear energy. Cameco’s leading uranium exploration program seeks new discoveries to strengthen our base of reserves and sustain our position as the world’s leading producer. Our strategy applies the strength of an exceptional team as well as our global reputation. In 2007 we continued to broaden and diversify our program, moving into new regions and building expertise in different deposit types. Through strategic alliances and equity investments with promising junior companies that give us rights to earn majority interests in new developments, we expanded the reach and potential of our exploration investment.
Land Position and Expenditures

	Hectares at	2007 Actual
	Dec. 31, 2007	Expenditures
		($ millions)

Canada	3,023,356	33.0
Australia	1,808,194	8.1
Other regions	364,048	7.1
Total	5,195,598	48.2
OUR BACKYARD
Cameco’s exploration is focused on North America where we have extensive experience and a premier land position in the Athabasca Basin, the world’s most prospective area for uranium. With 21 projects underway, Cameco has been active in the Basin for decades and has discovered some of the world’s richest deposits. We also have projects and joint ventures in Nunavut, the Northwest Territories, Quebec and in the western US.
SOUTHERN EXPOSURE
Cameco diversified its exploration effort in 2007 by expanding into South America. Strategic investments in junior companies operating in Paraguay and Peru could lead to promising deposits in each country. Cameco has also secured the right to begin exploring promising geology in Guyana.

INCREASING OPPORTUNITY
Exploration work continues at the Inkai project operated by a joint venture between Cameco (60%) and Kazatomprom (40%). Drilling is expected to continue for at least three years to confirm the full extent of reserves held by the joint venture.
STRATEGIC ALLIANCE
Cameco strengthened its strategic relationship with Russia in 2007. Memorandums signed with Russia’s state-owned nuclear corporation position Cameco to jointly explore and develop certain exploration properties within Russia’s vast territory.
CENTRAL ASIAN FOOTHOLD
Cameco has established an exploration office in Ulaanbaatar, Mongolia to support and provide a presence in an emerging production region. While the political climate in the country remains uncertain for resource companies, Cameco continues to investigate promising geology for volcanic and sandstone hosted deposits suitable for ISR mining to diversify geographically, as well as by deposit type.
STRONG POSITION
Cameco has been actively exploring for more than a decade in Australia, which holds the world’s largest known uranium resources. Cameco was in Australia before uranium prices began to climb in 2003 and holds an attractive land position in the Northern Territory and an established base at Darwin. Gradual easing of federal and state restrictions on uranium development coupled with dramatic price increases, has led to rapidly expanding exploration activities since 2006. Cameco has grown its Australian efforts with junior companies to explore in the southern and western parts of the country.
INTO AFRICA
Cameco entered into joint ventures in 2007 with two junior companies to explore the Franceville Basin in Gabon. The West African country is an historic uranium producer and Cameco believes the area has not been fully assessed for uranium.
NUCLEAR RESURGENCE
Nuclear energy is resurgent. With global electricity demand expected to double by 2030, nuclear energy is an increasingly attractive option due to its environmental and energy-security advantages. Countries with established nuclear programs, including the US, the UK and Canada, are seeking to replace aging reactors and expand nuclear capacity. There are currently 439 reactors operating around the world and a total of 96 new reactors under construction and planned over the next 10 years. With even more on the drawing board, strong demand for uranium is expected for decades to come.
WORLD NUCLEAR REACTORS*
* Estimated by Cameco, February 2008. Based on public announcements made prior to February 2008.

Operating:	2008	2017

Argentina	2	4
Brazil	2	3
Canada	18	18
Mexico	2	2
US	104	109

Americas Total	128	136

China	11	34
India	17	32
Iran	0	2
Japan	55	59
Korea (South)	20	28
Pakistan	2	4
Taiwan	6	8
Turkey	0	1

Asia Total	111	168

Belgium	7	7
Bulgaria	2	4
Czech Republic	6	6
Finland	4	5
France	59	59
Germany	17	17
Hungary	4	4
Lithuania	1	1
The Netherlands	1	1
Romania	2	4
Slovakia	5	6
Spain	8	8
Slovenia	1	2
Sweden	10	10
Switzerland	5	5
UK	19	15

Europe Total	151	154

Russia	31	42
Armenia	1	0
Belarus	0	1
Ukraine	15	17
Russia and Eastern Europe Total	47	60
South Africa	2	4

World Total	439	522

CAMECO     |     STRONG SUPPLY
LARGEST PRODUCER
Cameco is the world’s largest uranium producer with diversified sources of supply and demonstrated experience in the global marketing of uranium and conversion services.
RICH RESERVES
Cameco has more than 500 million pounds of proven and probable reserves, including the world’s richest high-grade reserves in northern Saskatchewan.
Uranium Reserves

Total
(Cameco’s Share)

Cigar Lake	113.2
Inkai	85.5
McArthur River	243.7
Rabbit Lake	16.2
Other	54.0
Total	512.6
PURCHASE AGREEMENTS
Cameco has firm commitments to annually purchase about 7 million pounds of uranium through 2013, primarily from recycled Russian weapons material.
DIVERSIFICATION
Cameco’s production supply base is geographically and technologically diversified with operations in Canada, the US and Kazakhstan.
2008 Uranium Production
Cameco’s share of production (million lbs U3O8)

2008 Planned

Inkai	1.2
McArthur River/Key Lake	13.1
Rabbit Lake	3.6
US ISR	2.7
Total	20.6
Scientific and technical information regarding Cameco’s material uranium properties, including reserve estimates, was prepared by or under the supervision of the following qualified persons, all of whom are Cameco employees: (i) for McArthur River, Greg Murdock, technical superintendent, McArthur River; Chuck Edwards, principal metallurgist, mining; Alain G. Mainville, director, mineral resources management; and David Bronkhorst, general manager, McArthur River; and (ii) for Cigar Lake, Doug McIlveen, Cigar Lake chief geologist; C. Scott Bishop, chief mine engineer, Cigar Lake; Alain G. Mainville, director, mineral resources management; and Chuck Edwards, principal metallurgist, mining.
See Cameco’s MD&A dated March 7, 2008 under the heading “reserves and resources” on page 63 for a discussion of: (a) the effective date of each estimate of uranium mineral reserves; (b) details of the key assumptions, parameters and methods used to estimate uranium mineral reserves; and (c) a general discussion of the extent to which each estimate of uranium mineral reserves may be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.
McArthur River’s mineral reserves are comprised of proven reserves of 486,500 tonnes grading 17.38% U3O8 for a total of 186.6 million lbs U3 O8, and probable reserves of 280,000 tonnes grading 26.33% U3O8 for a total of 162.5 million lbs U3O8. Cameco’s share of McArthur River’s total proven and probable reserves is 243.7 million lbs U3O8 Cigar Lake’s mineral reserves are comprised of 497,000 tonnes of proven reserves grading 20.67% U3O8 for a total of 226.3 million lbs U3O8 (of which Cameco’s share is 113.2 million lbs U3O8).

FINANCIAL STRENGTH     |     CONSOLIDATED BALANCE SHEETS

As at December 31
($Cdn thousands)	2007	2006
Assets
Current assets
Cash and cash equivalents	$131,932	$334,089
Accounts receivable	347,097	402,847
Inventories	437,487	416,479
Supplies and prepaid expenses	210,464	191,831
Current portion of long-term receivables, investments and other	164,164	9,178

	1,291,144	1,354,424

Property, plant and equipment	3,437,450	3,198,133
Intangible assets and goodwill	255,484	294,158
Long-term receivables, investments and other	387,304	293,714

Total assets	$5,371,382	$5,140,429

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$541,283	$392,679
Dividends payable	17,220	14,092
Current portion of long-term debt	8,816	7,900
Current portion of other liabilities	32,492	40,737
Future income taxes	84,653	46,289

	684,464	501,697

Long-term debt	717,130	696,691
Provision for reclamation	284,673	228,496
Other liabilities	258,511	232,641
Future income taxes	246,936	339,451

	2,191,714	1,998,976

Minority interest	435,807	400,071

Shareholders’ equity
Share capital	819,268	812,769
Contributed surplus	119,531	540,173
Retained earnings	1,779,629	1,428,206
Accumulated other comprehensive income (loss)	25,433	(39,766)

	2,743,861	2,741,382

Total liabilities and shareholders’ equity	$5,371,382	$5,140,429

All monetary amounts in this business review are expressed in Canadian dollars, unless otherwise indicated.
Financial information is presented in accordance with Canadian generally accepted accounting principles. In addition, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. For the reconciliation and description of certain non-GAAP financial measures, please see our audited financial statements and notes, and related MD&A.

FINANCIAL STRENGTH      |      CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31
($Cdn thousands, except per share amounts)	2007	2006
Revenue from
Products and services	$2,309,741	$1,831,690

Expenses
Products and services sold	1,211,664	1,127,772
Depreciation, depletion and reclamation	225,539	199,665
Administration	127,229	143,014
Exploration	66,813	58,152
Research and development	3,609	2,682
Interest and other	(32,673)	(3,708)
Cigar Lake remediation	29,403	20,559
Restructuring of gold business	113,000	—
Stock option plan amendment	94,175	—
Gain on sale of assets	(4,028)	(51,826)

	1,834,731	1,496,310

Earnings from operations	475,010	335,380
Other income (expense)	(9,078)	10,046

Earnings before income taxes and minority interest	465,932	345,426
Income tax expense (recovery)	29,468	(68,843)
Minority interest	20,352	38,554

Net earnings	$416,112	$375,715

Basic earnings per common share	$1.18	$1.07

Diluted earnings per common share	$1.13	$1.02
.

Note:	This booklet contains Cameco’s business review information only. For complete audited financial statements and notes, and related MD&A, visit our website at cameco.com.
^	Uranium production from McArthur River will remain steady in 2008 at 13.1 million pounds U3O8.

FINANCIAL STRENGTH      |      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
($Cdn thousands)	2007	2006
Operating activities
Net earnings	$416,112	$375,715
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	225,539	199,665
Provision for future taxes	(134,129)	(184,639)
Deferred gains	(18,441)	(43,449)
Unrealized losses (gains) on derivatives	(50,032)	10,400
Stock-based compensation	13,770	17,549
Gain on sale of assets	(4,028)	(51,826)
Equity in loss from associated companies	6,439	5,320
Cigar Lake remediation	—	15,356
Restructuring of gold business	113,000	—
Stock option plan amendment	94,175	—
Minority interest	20,352	38,554
Other operating items	117,969	35,375

Cash provided by operations	800,726	418,020

Investing activities
Acquisition of business, net of cash acquired	—	(83,856)
Additions to property, plant and equipment	(494,473)	(459,559)
Increase in long-term receivables, investments and other	(38,167)	(29,687)
Proceeds on sale of property, plant and equipment	5,824	46,404

Cash used in investing	(526,816)	(526,698)

Financing activities
Decrease in debt	(7,900)	(156,700)
Increase in debt	43,815	—
Issue of shares	23,289	27,058
Shares repurchased	(429,327)	—
Dividends	(66,906)	(52,660)

Cash used in financing	(437,029)	(182,302)

Decrease in cash during the year	(163,119)	(290,980)
Exchange rate changes on foreign currency cash balances	(39,038)	1,876
Cash and cash equivalents at beginning of year	334,089	623,193

Cash and cash equivalents at end of year*	$131,932	$334,089

Supplemental cash flow disclosure
Interest paid	$47,691	$53,551
Income taxes paid	$154,748	$115,352

*	As of December 31, 2007, our cash and cash equivalents balance consisted of $89,438 in cash and $42,494 in cash equivalents (primarily treasury bills).

As at December 31, 2006 — $73,159 in cash and $260,930 in cash equivalents (primarily commercial paper).

DIRECTORS

Victor J. Zaleschuk [2,3,4] Calgary, Alberta Chair President and CEO of Nexen Inc., a large Calgary-based oil and gas company, from 1997 to 2001.	Gerald W. Grandey Saskatoon, Saskatchewan President and CEO of Cameco.

John S. Auston [3,4]
West Vancouver, British Columbia

President and CEO of Ashton Mining of Canada Inc. from 1996 to 2000 and President and CEO of Granges Inc., another mining firm, from 1993 to 1995. Previously a senior minerals executive with the British Petroleum Group, from 1985 to 1992.	Nancy E. Hopkins [1,3] Saskatoon, Saskatchewan Partner in the Saskatchewan law firm of McDougall Gauley LLP since 1984.

John H. Clappison [1,4,5] Toronto, Ontario Managing partner of the Toronto, Ontario office of PricewaterhouseCoopers LLP, from 1990 to 2005.	Oyvind Hushovd [1,2,4] Kristiansand S., Norway Chair of Gabriel Resources Ltd. from 2002 to 2006 (Chair and CEO from 2002 to 2005), president and CEO of Falconbridge Limited from 1996 to 2002.

Joe F. Colvin [3,5] Kiawah Island, South Carolina, USA President Emeritus (President and CEO from 1996 to 2005) of the Nuclear Energy Institute in Washington, D.C.	J.W. George Ivany [1,2,3] Kelowna, British Columbia President and vice-chancellor of the University of Saskatchewan from 1989 to 1999.

Harry D. Cook [3,4,5] La Ronge, Saskatchewan Chief of the Lac La Ronge Indian Band in Saskatchewan and president of the Kitsaki Management Limited Partnership from 1987 to 2005.	A. Anne McLellan [2,3,5]
Edmonton, Alberta

Counsel with Bennett Jones LLP in Edmonton since June 2006. Former Canadian federal cabinet minister from 1993 to 2006, and deputy prime minister from 2003 to 2006.

James R. Curtiss [2,5] Brookeville, Maryland, USA Partner in the Washington, D.C. law firm of Winston & Strawn LLP and a commissioner on the US Nuclear Regulatory Commission from 1988 to 1993.	A. Neil McMillan [1,4,5] Saskatoon, Saskatchewan President and CEO of Claude Resources Inc., a mining company based in Saskatchewan, since 2004, president since 1995.

George S. Dembroski [2,3] Toronto, Ontario Vice-chairman and a director of RBC Dominion Securities Limited, an investment dealer, from 1981 to 1998.	Robert W. Peterson [1,2,5]
Regina, Saskatchewan

Senator, appointed to Senate of Canada in 2005. President and COO of Denro Holdings Ltd., a Saskatchewan-based property development and financial management company, since 1994.

Committees:

[1] Audit [2] Human Resources and Compensation [3] Nominating, Corporate Governance and Risk [4] Reserves Oversight [5] Safety, Health and Environment
OFFICERS (left to right)
O. Kim Goheen
Senior Vice-President and
Chief Financial Officer
Gerald W. Grandey
President and Chief
Executive Officer
Rita M. Mirwald
Senior Vice-President,
Corporate Services
Tim S. Gitzel
Senior Vice-President and
Chief Operating Officer
George B. Assie
Senior Vice-President,
Marketing and
Business Development
Gary M.S. Chad
Senior Vice-President,
Governance, Law and
Corporate Secretary

Learn more about Cameco’s governance
See our management proxy circular for more information on Cameco’s governance practices. Cameco is in compliance with the corporate governance standards applicable to Canadian TSX-listed corporations, the US Sarbanes-Oxley Act, and the NYSE corporate governance standards applicable to it as a foreign private issuer. The significant differences between Cameco’s corporate disclosure practices and those applicable to US issuers listed on the NYSE are discussed in our management proxy circular and posted on our website.
Both the 2007 annual financial review and management proxy circular are available electronically from our website at cameco.com.

FIVE-YEAR FINANCIAL SUMMARY
Dollars are expressed in $ Canadian millions except prices and per share amounts.

	2007	2006	2005	2004	2003

Commodity Market Prices (annual average)
Uranium (spot price in $US/lbs U3O8)	$99.29	$49.60	$28.67	$18.60	$11.54
UF 6 Conversion (spot price in $US/kgU)	10.98	11.60	11.60	7.91	5.07
Electricity (spot price in $/megawatt hours)	47.87	46.38	68.35	49.95	54.24
Gold (market price in $US/oz)	696	602	445	409	364

Operations
Revenue	$2,309.7	$1,831.7	$1,312.7	$1,048.5	$826.9
Earnings from operations[1]	475.0	335.4	120.7	123.1	73.5
Adjusted net earnings[1,2]	603.1	273.7	208.5	182.5	125.4
Net earnings[1]	416.1	375.7	215.5	276.5	206.7
EBITDA	638.4	502.8	455.3	544.3	327.7
Cash provided by operations	800.7	418.0	277.5	228.0	249.8
Capital expenditures	494.5	459.6	284.9	148.3	166.8

Financial Position
Total assets	$5,371.4	$5,140.4	$4,772.8	$4,052.1	$3,431.2
Total debt	725.9	704.6	858.8	518.6	605.4
Shareholders’ equity	2,743.9	2,741.4	2,363.6	2,160.5	1,894.9

Financial Ratios
Current ratio (current assets/current liabilities)	1.9:1	2.7:1	2.4:1	2.9:1	3.3:1
Return on common shareholders’ equity	15%	15%	10%	14%	12%
Net debt to capitalization	18%	12%	9%	13%	22%
Cash from operations/total net debt	135%	113%	118%	69%	48%

Common Share Data ($ per share)
Adjusted net earnings	$1.72	$0.78	$0.60	$0.53	$0.37
Basic net earnings	1.18	1.07	0.62	0.81	0.61
Dividends	0.20	0.16	0.12	0.10	0.10
Book value	7.97	7.78	6.76	6.24	5.56
TSX Market — high	59.90	49.95	37.50	21.13	12.83
— low	35.22	35.35	18.97	9.54	4.83
— close	39.57	47.20	36.90	20.98	12.46
— annual volume (millions)	476.22	424.91	460.09	490.04	318.60
Shares outstanding (millions)
Weighted average	351.2	351.2	347.9	342.9	336.7
Year end	344.4	352.3	349.6	346.1	340.6

Production (Cameco’s Share)
Uranium production (million lbs U3O8)	19.8	21.0	21.2	20.5	18.5
Fuel services (million kgU)[3]	12.9	15.4	11.4	9.5	13.3
Electricity generation (terawatt hours)	8.0	8.2	9.7	10.6	7.2
Gold production (thousand oz)[4]	555.4	303.6	407.4	321.6	225.9
Employees (including subsidiaries)[5]	2,720	2,446	1,957	1,802	3,716

[1]	Attributable to common shares.

[2]	Net earnings for 2007 have been adjusted to exclude charges of $59 million related to the stock compensation transition to cash settlement and $153 million related to the restructuring of Centerra, as well as a $25 million recovery of taxes due to tax legislation changes enacted by the federal government. Net earnings for 2006 have been adjusted for a $102 million net gain from a $73 million recovery of future income taxes related to reductions in federal and provincial income tax rates and a $29 million gain on sale of our interest in the Fort à la Corne joint venture. Net earnings have been adjusted for a $7 million net gain from the sale of Energy Resources of Australia Ltd shares and the loss on restructuring Bruce Power Limited Partnership in 2005, a $94 million gain on the restructuring of our gold business in 2004 and an $81 million gain from income tax recoveries in 2003.

[3]	Production volumes for 2006 and 2007 include UF6, UO2, fuel fabrication and UF6 supply from Springfields Fuels Ltd. (SFL).

[4]	Represents Cameco’s beneficial ownership interest in Kumtor and Boroo mines.

[5]	The year 2003 includes Centerra and Inkai employees.

INVESTOR INFORMATION
SHARE PERFORMANCE
Cameco’s share price closed at $39.57 in 2007.
MONTHLY SHARE PRICE
Cameco’s shares traded between $35.22 and $59.90 during 2007.
ANNUAL SHARE VOLUME
Over the past 10 years, Cameco has seen an increase in trading activity on both exchanges.
Common Shares
Toronto (CCO)     |     New York (CCJ)
Convertible Debentures
Toronto (CCO.DB)
Transfer Agents
For information on common share holdings, dividend cheques, lost share certificates and address changes, contact:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

North America phone toll-free:
800-387-0825 or 416-643-5500
cibcmellon.com
Annual Meeting
The annual and special meeting of shareholders of Cameco Corporation is scheduled to be held on Thursday, May 15, 2008, at 1:30 p.m. at the Delta Bessborough Hotel in Saskatoon, Saskatchewan.
Dividend Policy
The board of directors has established a policy of paying a quarterly dividend of $0.06 ($0.24 per year) per common share. This policy will be reviewed from time to time in light of the company’s cash flow, earnings, financial position and other relevant factors.
Inquiries
Cameco Corporation
2121-11th Street West
Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6200
Fax: 306-956-6201

cameco.com
December 31, 2007

Shares outstanding	344 million
Market capitalization	$14 billion (Cdn)
$14 billion (US)

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